UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Networks International Holdings Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G21125102

(CUSIP Number)

Kerry Propper

Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, NY 10004

(646) 465-9000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

06/30/2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21125102

1	NAME OF REPORTING PERSON

Kerry Propper

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

7	SOLE VOTING POWER
NUMBER OF SHARES	2,437,135
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	0
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
2,437,135
_______________________________________________
10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,437,135

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.8%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement (this “Statement”) relates to the ordinary shares, par value $.0001 per share (“Ordinary Shares”) of China Networks International Holdings Ltd. (the “Issuer”). The principal executive office of the issuer is at 801 Block C, Central International Trade Center, 6A Jianguomenwai Avenue, Chaoyang District, Beijing, 100022 PRC.

Item 2. Identity and Background

This statement is being filed by Kerry Propper, whose principal business office is at 17 State Street, Suite 1600, New York, NY 10004.

Mr. Propper’s principal business is to serve as the Chief Executive Officer of Chardan Capital Markets, LLC, a New York and Beijing-based investment bank.

During the five years prior to the date hereof, Mr. Propper has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Propper is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities acquired by the Reporting Person and reported in this Statement (the “Shares”) were acquired on June 30, 2009 under the terms of a Merger Agreement by and among the Issuer, Alyst Acquisition Corp. (“Alyst”), China Networks Media Limited (“CN Media”), China Networks Merger Co. Ltd., MediaInv Ltd., the Reporting Person and Li Shuangqing, dated as of August 13, 2008 and amended January 28, 2009, February 2009 and June 19, 2009 (the “Merger Agreement”). The Reporting Person was a former shareholder of CN Media. Pursuant to the Merger Agreement, the Issuer is the surviving entity of the business combination between the Issuer and CN Media (the “Business Combination”). The Shares were issued to the Reporting Person as consideration pursuant to the Merger Agreement.

Item 4. Purpose of Transaction.

The shares were acquired for investment purposes. Except as set forth pursuant to the agreements described in Item 6 below, Mr. Propper does not have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person owns 2,437,135 Ordinary Shares or 18.8% of the Issuer’s Ordinary Shares. This percentage assumes that there are 12,927,888 of Ordinary Shares outstanding, as disclosed in the Issuer’s most recent Report of Foreign Issuer on Form 6-K, filed July 2, 2009.

(b) The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

(c) Not applicable.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of Shares reported on this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In connection with the Business Combination, the Issuer and Alyst entered into a lock-up agreement on June 26, 2009 with the Reporting Person. Pursuant to the lock-up agreement, the Reporting Person has agreed not to sell or transfer the Shares for such period of time and under the conditions described in the agreement, the form of which is included in the Issuer’s Report of Foreign Issuer on Form 6-K, filed July 2, 2009, as Exhibit C, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 8, 2009

/s/ Kerry Propper
Kerry Propper